April 22, 2011
Via Edgar Correspondence
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director

Re:	Spectrum Pharmaceuticals, Inc.
File No. 001-35006
Responses to Commission Staff comments made by letter dated April 19, 2011
Ladies and Gentlemen:
Spectrum Pharmaceuticals, Inc. (the “Company”) hereby respectfully submits its response to the Staff comments made by letter dated April 19, 2011, relating to the Company’s Preliminary Proxy Statement on Schedule 14A as filed April 12, 2011. The Company’s response is preceded by a reproduction of the Staff comment contained in the April 19, 2011 letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.
Preliminary Proxy Statement on Schedule 14A
1.	Please disclose whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly authorized as a result of the approval of the amendment to the Certificate of Incorporation to increase the number of authorized shares of common stock from 100 million to 175 million.
Response 1:
The Company supplementally discloses that it currently does not have any plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly authorized as a result of the approval of the amendment to the Certificate of Incorporation to increase the number of authorized shares of common stock from 100 million to 175 million.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 22, 2011

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 788-6700, ext. 205.

Sincerely,
/s/ Brett L. Scott
Brett L. Scott
Senior Vice President and Acting Chief Financial Officer